Exhibit 99.1

News release...

Date: 13 June 2003
Ref: PR300g

Bond Issue priced

On 12 June 2003 Rio Tinto priced $600m of SEC Registered US Dollar Global Bonds due September 2008 with a coupon of 2.625%. Rio Tinto expects to use the proceeds from the issuance to repay outstanding commercial paper of Rio Tinto Limited and its subsidiaries.

Rio Tinto is an international mining company and is rated Aa3 by Moodys (Negative Outlook) and A+ by Standard & Poor’s (Stable Outlook)

Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. were Joint Bookrunning Managers for the transaction.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the bonds. The offering of these securities is being made only by means of a prospectus, copies of which may be obtained from:

Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 853 8000

Citigroup Global Markets Inc.
390 Greenwich Street
New York, New York 10013
(212) 816 6000

J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017
(212) 270 6000

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570 Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0)7753 783 825	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com